Exhibit 99.1

GOLD ROYALTY SECURES UP TO US$25 MILLION REVOLVING CREDIT

FACILITY

Vancouver, British Columbia, September 3, 2021 – Gold Royalty Corp. (“GRC”) (NYSE AMERICAN: GROY) is pleased to report the signing of a commitment letter with the Bank of Montreal (“BMO”) for a fully underwritten US$10 million revolving credit facility (“Facility”) with an accordion feature allowing for an additional US$15 million subject to certain conditions.

The Facility will be available for general corporate purposes, acquisitions and investments. Josephine Man, Chief Financial Officer of GRC, commented, “We are excited to have the support of BMO as this up to US$25 million facility strengthens our balance sheet and provides us with further financial flexibility as we continue to grow our already strong and well diversified royalty portfolio.”

The Facility is expected to close on or about September 30, 2021 and will have a maturity date of December 31, 2022. The Facility is subject to definitive documentation and conditions to advances thereunder customary for transactions of this nature.

About Gold Royalty

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balances portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists of net smelter return royalties on gold properties located in the Americas.

For additional information, please contact:

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) and involve known and unknown risks, uncertainties and other factors that may cause GRC’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Such forward-looking statements, including but not limited to statements relating to the entering into of the credit agreement in respect of the Facility on terms acceptable to GRC, involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, that the definitive documentation relating to the Facility will not be entered into on terms acceptable to GRC, or at all, and within the expected timeframes, any inability of the operators of the properties underlying the Company’s royalty interests to execute proposed plans for such properties and the ability of the Company to carry out its growth plans and other factors set forth in the Company’s publicly filed documents under its profiles at www.sedar.com and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.